

November 4, 2010

Kathleen E. Shannon, Esq.
Senior Vice President and Deputy General Counsel
American International Group, Inc.
180 Maiden Lane
New York, New York 10038

> **Re:** **American International Group, Inc.**
> **Amendment No. 1 to**
> **Registration Statement on Form S-4**
> **Filed November 2, 2010**
> **File No. 333-169849**
>
> **Amendment No. 1 to**
> **Schedule TO**
> **Filed November 2, 2010**
> **File No. 005-36894**

Dear Ms. Shannon:

We have reviewed your amended registration statement and Schedule TO and have the following comments. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

General

1. Please refer to prior comment one. Due to the significance of the proposed recapitalization, such as the increase in outstanding common shares, it appears that your financial statements alone would not provide investors with adequate financial information with which to make an investment decision. Please include pro forma financial information to show the effects of the AIG recapitalization in your next amendment.

<u>Certain aspects of the U.S. federal income tax consequences of exchanging…, page 14</u>

2. We note that in response to our prior comment nine you added a cross reference to the section entitled "Taxation of the Exchange Offer." In addition to directing investors to that section, please expand your disclosure under this risk factor to clearly describe the ways investors could be adversely affected if the IRS were to challenge your characterization of the exchange offer. In this regard, it appears that the disclosure will need to address two separate components of the immediate tax effects: (1) the repurchase of the interest in the debentures, and (2) the cancellation of the common stock purchase contracts.

You may contact Frank Wyman at (202) 551-3660 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Sebastian Gomez Abero at (202) 551-3578 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

Cc: Robert W. Reeder III, Esq.
       Ann Bailen Fisher, Esq.
       Glen T. Schleyer, Esq.
       Sullivan & Cromwell LLP
       125 Broad Street
       New York, New York 10004